UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO Section 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO
Section 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

AMTECH SYSTEMS, INC.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

032332504
(CUSIP Number)

Bradley C. Anderson
Amtech Systems, Inc.
131 South Clark Drive
Tempe, Arizona 85281
480-967-5146
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and
Communications)

February 19, 2016
(Date of Event Which Requires Filing of this
Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 032332504








  1.

Name of Reporting Person

       Paul J. van der Wansem


2.

Check the Appropriate Box if a Member of a Group

   (a)  /__/      (b)  /__/

3.

SEC Use Only

4.

Source of Funds

   OO


5.

Check if Disclosure of Legal Proceedings is
   Required Pursuant to Item 2(d) or 2(e)

   (a) /__/     (b)  /__/

6.

Citizenship or Place of Organization

   Netherlands


NUMBER OF    	7.

Sole Voting Power
SHARES
BENEFICIALLY         496,536(1)
OWNED BY
EACH	      	8.

Shared Voting power
REPORTING
PERSON              87,406(2)
WITH


  		9.

Sole Dispositive Power

 		    496,536(1)


10.
Shared Dispositive Power

		    87,406(2)


11.

Aggregate Amount Beneficially Owned by Each
    Reporting Person

    583,942


12.

Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares

    /__/


13.

Percent of Class Represented by Amount in Row (11)

    4.4%(3)


14.

Type of Reporting Person

    IN


(1)
Represents 337,293 directly held shares of Amtech
    Systems, Inc.(the "Company") common stock
    ("Common Stock") and 159,243 directly held and fully vested options to purchase Company Common
    Stock.


(2)
Represents 37,846 indirectly held shares of Company
    Common Stock by Mr. van der Wansem's spouse, 29,731 indirectly held shares of Company Common
    Stock by trusts for the benefit of certain members of Mr. van der Wansem's family (the "Family
    Trusts"), and 19,829 indirectly held shares of Company Common Stock by a charitable foundation
    (the "Charitable Foundation"). Pursuant to Rule
    13d-4, Mr. van der Wansem expressly disclaims beneficial ownership of the shares held by Mr. van der Wansem's spouse, the Family Trust, and the Charitable Foundation.


(3)
Based on 13,169,697 shares of Company Common
    Stock issued and outstanding on February 25, 2016 plus 159,243 shares of Company Common
    Stock issuable upon exercise of fully vested options held by Mr. van der Wansem.




Item 1. Security and Issuer.

     This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the
"SEC") on February 9, 2015 (the"Original Schedule
13D"and, together with this Amendment No. 1, the "Schedule 13D") with respect to the Common Stock of Amtech Systems, Inc., an Arizona corporation
(the "Company") the principal executive offices of which are located at 131 South Clark Drive,Tempe, Arizona, 85281. This Amendment No. 1 amends
Items 2, 3, 4, 5, 6, and 7 as set forth below.

Item 2. Identity and Background.

Item 2 of this Schedule 13D is amended and restated as follows:


  (a)
This statement is filed by Paul J. van der Wansem
      (the "Reporting Person").



  (b)
The principal business address of the Reporting
      Person is 23 Esquire Road, North Billerica,
      Massachusetts 01862.



  (c)
The Reporting Person is a member of the Company's board of directors (the "Board").



  (d)
During the past five years, the Reporting Person has not been convicted in a criminal proceeding.



  (e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting
      Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(f)
The Reporting Person is a citizen of the Netherlands.


Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is amended by adding the following:

   On February 19, 2016, the Reporting Person and his spouse resigned their positions as general partners of a family limited partnership which holds 118,476 shares of Company Common Stock and no longer have voting interest in the limited partnership.

Item 4. Purpose of Transaction.

   The information set forth in Item 3 above is hereby incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is amended and restated as follows:

  (a)
Based on the Form 10-K/A filed by the Company on March 3, 2016, the aggregate number of shares of Common Stock of the Company issued and outstanding as of February 25, 2016 was 13,169,697.

      Aggregate number of shares of Company Common Stock
      beneficially owned:  583,942

      Percentage: 4.4%

  (b)
1.  Sole power to vote or to direct vote: 496,536

      2.  Shared power to vote or to direct vote: 87,406

      3.  Sole power to dispose or to direct the disposition:
          496,536

      4.  Shared power to dispose or to direct disposition:
          87,406


  (c)
Except as described in Items 3 and 4 of this Schedule 13D, there have been no transactions in shares of Company
      Common Stock by the Reporting Person during the past sixty days.


  (d)
 With respect to the 37,846 shares of Company Common Stock held by the Reporting Person's spouse, for which he disclaims beneficial ownership, his spouse is entitled to receive and or direct dividends. Other than the Company shares of Common Stock held by his wife, no other person other than the Reporting Person is known to have the right to receive,or the power to direct the receipt of dividends from, or proceeds from the sale of, the Reporting Person's shares of Company Common Stock.


  (e)
The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on February 19, 2016.


Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any security of the Company.

Item 7. Material to Be Filed as Exhibits.

        None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2016




By:

/s/ Paul J. van der Wansem

Name:

Paul J. van der Wansem

Title:

Director